Exhibit 97.1

Clawback Policy

This Clawback Policy (this “Policy”) has been adopted by the Board of Directors (the “Board”) of Annovis Bio, Inc. (the “Company”) in light of the effective date of October 2, 2023 (the “Effective Date”) of the listing requirements adopted by the New York Stock Exchange LLC (“NYSE”) in the form of Section 303A.14 Erroneously Awarded Compensation (“Section 303A.14”) that implements the incentive-based compensation recovery requirements set forth in Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”), as added by Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. This Policy shall be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(97) of Regulation S-K.

I.Recovery of Erroneously Awarded Incentive-Based Compensation. In the event that following the Effective Date the Company is required to prepare an accounting restatement that (i) corrects errors that are material to previously issued financial statements or (ii) corrects errors that are not material to previously issued financial statements but would result in a material misstatement if the error were recorded in the current period or left uncorrected in the current period (either such event, a “Triggering Event”), the Company will use reasonable efforts to recover, subject to the terms of this Policy, from any current or former Executive Officer of the Company who was paid or granted Incentive-Based Compensation on or after the Effective Date, all Erroneously Awarded Incentive-Based Compensation.

II.Exceptional Circumstances. Should the recovery of Erroneously Awarded Incentive-Based Compensation be impractical due to either (i) the direct expense paid to a third party to assist in enforcing the policy exceeding the amount to be recovered or (ii) such recovery causing a broad-based retirement plan to fail to meet the tax-qualification requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a), then the Compensation Committee of the Board (or, in the absence of such a committee, the independent members of the Board) may determine not to pursue such recovery so long as the Company has made a reasonable attempt to effect such recovery and provided supporting documentation regarding such efforts to NYSE.

1.Definitions. For purposes of this Policy, the following terms have the meanings indicated, in addition to the other terms defined herein:

(a)“Erroneously Awarded Incentive-Based Compensation” means the amount of Incentive-Based Compensation paid or granted by the Company or any subsidiary of the Company to an Executive Officer on or after the Effective Date at a time when the Company was listed on NYSE or another national securities exchange in excess of what would have been paid or granted to that Executive Officer under the circumstances reflected by the accounting restatement, without regard to any taxes paid, in the reasonable judgement of the Board.

(b)“Financial Reporting Measures” means the measures that are determined and presented in accordance with the accounting principles used in the Company’s financial statements, and any measures that are derived wholly or in part from such measures, as well as the Company’s stock price and total shareholder return.

(c)“Incentive-Based Compensation” means, with respect to any Executive Officer, any compensation that is granted, earned or vested based wholly or in part upon the attainment of any financial reporting measure. For purposes of clarity, equity awards that vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are discretionary or based on subjective goals or goals unrelated to financial reporting measures, do not constitute Incentive-Based Compensation.

(d)“Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration, or finance), any other officer who performs policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s parent or subsidiary entities are deemed Executive Officers of the Company if they perform such policy-making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant.

2.Process. Following the occurrence of a Triggering Event, the Board, after considering the recommendations of the Compensation Committee of the Board, will review each Executive Officer’s Incentive-Based Compensation and take prompt and reasonable action in accordance with this Policy to seek recovery of all Erroneously Awarded Incentive-Based Compensation. There shall be no duplication of recovery under this Policy and any of 15 U.S.C. Section 7243 (Section 304 of the Sarbanes-Oxley Act of 2002) or Section 10D of the Exchange Act.

3.Interpretation of this Policy; Determinations by the Board. The Board may at any time in its sole discretion supplement or amend any provision of this Policy in any respect, repeal this Policy in whole or part or adopt a new policy relating to recovery of incentive-based compensation with such terms as the Board determines in its sole discretion to be appropriate. The Board has the exclusive power and authority to administer this Policy, including, without limitation, the right and power to interpret the provisions of this Policy and to make all determinations deemed necessary or advisable for the administration of this Policy, including, without limitation, any determination as to (a) whether a Triggering Event has occurred; and (b) what constitutes Erroneously Awarded Incentive-Based Compensation, which authority may be delegated to the Compensation Committee. All such actions, interpretations and determinations that are taken or made by the Board or the Compensation Committee in good faith will be final, conclusive and binding.

4.Limitation on Period for Recovery. The Board may seek recovery of any

Erroneously Awarded Incentive-Based Compensation received in the three (3) completed fiscal years, and any transition period of less than nine months resulting from a change in the Company’s fiscal year end during that period, preceding the earlier to occur of the (i) the date the Board, any committee thereof or an officer of the Company authorized to take such action, concludes, or reasonably should have concluded that the Company is required to prepare an accounting restatement, and (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an accounting restatement due to the Company’s material noncompliance with any financial reporting requirement under the U.S. federal securities laws. For purposes of determining when any such Erroneously Awarded Incentive-Based Compensation was received by any Executive Officer, Incentive-Based Compensation is deemed received in the fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the grant or payment of the Incentive-Based Compensation occurs after the end of that period. In the case of Incentive-Based Compensation related to stock price or total shareholder return, where the amount of Erroneously Awarded Incentive-Based Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (i) the amount must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon with the Incentive-Based Compensation was received, and (ii) the Company shall maintain documentation of that reasonable estimate and provide such to the NYSE.

5.Other Recoupment Rights; No Indemnification. The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement, as a condition to the grant of any benefit thereunder, require an Executive Officer to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company. The Company shall not indemnify any Executive Officer against the loss of any Erroneously Awarded Incentive-Based Compensation.

6.Effective Date. This Policy shall be effective as of the date it is adopted by the Board and shall apply to Incentive-Based Compensation that is received (as determined pursuant to Section 303A.14) on or after the Effective Date.